UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TeleCommunication Systems, Inc.

(Name of Subject Company)

TeleCommunication Systems, Inc.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

87929J103

(CUSIP Number of Class of Securities)

Maurice B. Tosé

President and Chief Executive Officer

TeleCommunication Systems, Inc.

275 West Street

Annapolis, Maryland 21401

(410) 263-7616

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kenneth L. Henderson

Tara Newell

Bryan Cave LLP

1290 Avenue of the Americas

New York, New York 10104

(212) 541-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 2 (this “Amendment”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of TeleCommunication Systems, Inc. (the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2015, as amended and supplemented by Amendment No. 1 filed on December 11, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Typhoon Acquisition Corp., a Maryland corporation (“Purchaser”) and a wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share (collectively, the “Company Shares”) at a price per Company Share of $5.00 (the “Offer Price”), net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on December 7, 2015. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below. Modifications made to sections or subsections of the Schedule 14D-9 that are restated by this Amendment are reflected with blackline text where applicable.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the second paragraph of the subsection entitled “Arrangements with Purchaser and Parent—Merger Agreement” in its entirety as follows:

The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the agreement. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent but is not filed with the SEC as part of the Merger Agreement. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement. Accordingly, investors and stockholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about the Company or Parent and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the fifth paragraph of the subsection entitled “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” in its entirety as follows:

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with such valuation or appraisal. Management of the Company advised Lazard that the TCS Management Projections best reflect their judgment as to the future financial performance of the Company and, accordingly, the Special Committee directed Lazard to utilize such forecasts, rather than the forecasts prepared by the third party consultant, for purposes of Lazard’s opinion. With respect to such forecasts, Lazard assumed, with the consent of the Special Committee, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Lazard expressed no view as to any such forecasts or the assumptions on which they were based.

•	By inserting at the end of the subsection entitled “Certain Projections” the disclosure set forth below:

The following table provides a reconciliation of Non-GAAP EBIT, Non-GAAP Net Income and Non-GAAP Earnings Per Share to Adjusted EBITDA, GAAP Net Income and GAAP Earnings Per Share, respectively, for each period presented. The below presentation of Adjusted EBITDA, GAAP Net Income and GAAP Earnings Per Share is being included in this Schedule 14D-9 solely to comply with Regulation G promulgated under the Exchange Act and was not included in the Forecasts.

	2015	2016	2017	2018	2019	2020
	(In millions, except per share amounts)
Total revenue	387.9	418.0	450.0	459.0	459.0	459.0
Total gross profit	143.6	153.9	171.0	174.4	174.4	174.4
Research and development	34.1	34.6	35.5	35.5	35.5	35.5
Sales and marketing	24.3	25.7	27.3	27.3	27.3	27.3
General and administrative	49.1	48.3	49.5	50.5	50.5	50.5
Less nonrecurring strat. alternatives and investigation expenses	(3.0)
Total operating expenses	104.5	108.6	112.3	113.3	113.3	113.3
Adjusted EBITDA before non-recurring	39.1	45.3	58.7	61.1	61.1	61.1
Less depreciation /amortization of fixed assets	12.5	15.4	15.9	16.7	16.7	16.7
Non-GAAP EBIT	26.6	29.9	42.8	44.4	44.4	44.4
Add: Other income	0.7	0.0	0.0	0.0	0.0	0.0
Less: Cash interest	(8.2)	(7.2)	(6.8)	(6.4)	(6.0)	(5.6)
Less: Cash financing fees	(0.5)	(0.6)	(0.6)	(0.5)	0.0	0.0
Less: Amortization of capitalized software development	(1.5)	(1.5)	(1.5)	(1.5)	(1.5)	(1.5)
Less: Cash income taxes (add net refunds)	0.9	(0.6)	(9.9)	(10.7)	(11.6)	(12.7)
Non-GAAP Net Income	18.1	20.1	24.0	25.3	25.3	24.6
Non-GAAP Earnings Per Share	0.29	0.33	0.36	0.37	0.37	0.36
Less: Non recurring strat. alternatives and investigation expenses	(3.0)
Less: Amortization of noncash stock-based compensation	(5.3)	(5.6)	(5.5)	(5.5)	(5.5)	(5.5)
Less: Amortization of acquired intangibles	(3.7)	(3.7)	(3.7)	(3.7)	(2.5)	0.0
Less: Amortization of deferred financing fees	(0.1)	0.0	0.0	0.0	0.0	0.0
Less: Noncash income tax provision	(5.1)	(4.0)	0.0	0.0	0.0	0.0
GAAP Net Income/(loss)	1.0	6.8	14.9	16.1	17.3	19.1
GAAP Earnings Per Share	$0.02	$0.11	$0.22	$0.24	$0.25	$0.28

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the fourth paragraph of the subsection entitled “Anti-Takeover Statutes—Control Share Acquisitions” in its entirety as follows:

The control shares acquisition act does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation by a provision adopted at any time before the acquisition of the shares. On December 15, 2015, the Company amended its Bylaws to provide a general waiver of this statute and to exempt from the provisions of Title 3, Subtitle 7 any acquisition of any shares of the Company by any person or entity.

•	By adding the following paragraph at the end of the subsection entitled “Regulatory Approvals”:

On December 18, 2015, the FTC granted early termination of the waiting period under the HSR Act applicable to the Offer and the Merger. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer and the Merger remain subject to other closing conditions.

•	By amending and restating the subsection entitled “Certain Legal Matters” in its entirety as follows:

Certain Legal Matters

On December 9, 2015, a putative class action, Stanley Magee v. TeleCommunication Systems, Inc., related to the Merger Agreement was commenced by the filing of a complaint in Maryland, in the Circuit Court for Anne Arundel County, against the Company, members of the Company Board, Parent and Purchaser. Three other complaints were filed on December 15, 2015: James Morakis v. TeleCommunication Systems, Inc., filed in Maryland in the Circuit Court for Anne Arundel County; Rafal Sawicz v. TeleCommunication Systems, Inc., filed in Maryland in the Circuit Court for Baltimore County; and Wesley Shaffron v. TeleCommunication Systems, Inc., filed in Maryland in the Circuit Court for Baltimore County. These complaints raise similar putative class claims against the Company, members of the Company Board, Parent and Purchaser, focus on the process undertaken by the Company leading up to the Merger Agreement, the Offer Price and the disclosures made in connection with the Offer. The complaints generally allege breaches of fiduciary duty by members of the Company Board in connection with the Merger Agreement. Further, the complaints allege that some or all of the Company, Parent and Purchaser aided and abetted the purported breaches of fiduciary duty. The complaints seek equitable and injunctive relief, including an order enjoining the defendants from completing the proposed Merger, rescission of any consummated transaction, unspecified damages and attorneys’ fees. The Company believes these civil actions are wholly without merit, and intends to vigorously defend against them. Additional civil actions may be filed against the Company, Parent, Purchaser and/or any of their respective directors in connection with the Merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TeleCommunication Systems, Inc.

	By:	/s/ Maurice B. Tosé
Name: Maurice B. Tosé
Title: President and Chief Executive Officer

Dated: December 21, 2015